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                           AmericanGreetings.com, Inc.
                                One American Road
                              Cleveland, Ohio 44144



                                  May 11, 2000



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C 20549

      Re:   AmericanGreetings.com, Inc.
            Registration Statement on Form S-1, as amended
            (Registration No. 333-85209)
            ----------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, AmericanGreetings.com, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-85209), together will all exhibits thereto (the "Registration Statement"). Please note that the Registration Statement has not yet been declared effective, and that no shares of the Registrant's Class A Common Stock, par value $.001 per share, have been offered or sold pursuant to the Registration Statement. This application is made on the grounds that based on current market conditions, the Registrant has determined that it is not advisable at this time to proceed with the proposed offering.

         Should you have any questions or require any additional information please call the undersigned at (216) 889-5000 or Joseph F. Daniels, Esq. of the law firm of Wilson, Sonsini, Goodrich & Rosati, P.C. at (650) 320-4595.

                                    Sincerely,

                                    AmericanGreetings.com, Inc.

                                    By:  /s/ Josef Mandelbaum
                                       -----------------------------------------
                                    Name:  Josef Mandelbaum
                                    Title: President and Chief Executive Officer